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                            SCHEDULE 14A INFORMATION
          PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                             (AMENDMENT NO.      )

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                                                Rule 14a-6(e)(2))

     [ ] Definitive proxy statement

     [X] Definitive additional materials

     [ ] Soliciting material pursuant to Rule 14a-11(c) or Rule 14a-12

                               SAFETY-KLEEN CORP.
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                (Name of Registrant as Specified in Its Charter)

                      LAIDLAW ENVIRONMENTAL SERVICES, INC.
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    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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                 LAIDLAW ENVIRONMENTAL ANNOUNCES EXCHANGE RATIO

Columbia, S.C., Feb. 10/PRNewswire/ -- Laidlaw Environmental Services, Inc. (NYSE:LLE) said today that the exchange ratio for purposes of its offer for Safety-Kleen Corp. (NYSE:SK), which is currently scheduled to expire at 12:00 Midnight, New York City time, on February 13, 1998, will be 2.8 LLE common shares for each SK common share validly tendered and not withdrawn, in addition to the $18.00 per SK share SK holders will be entitled to receive in cash. Should the LLE offer be extended, the exchange ratio will be recalculated as described in the Amended Prospectus.

Commenting on the announcement, Mr. Kenneth W. Winger, president and chief executive officer, said:

"We are perplexed by the SK board's continuing failure to embrace our offer. There is no longer any serious debate that our offer provides greater value and certainty than the Buyout proposal. William Blair, SK's own financial advisor, has opined that "it is more likely than not that, as of the time of the anticipated closing of the [LLE Offer], the value of the consideration which would be received under [the LLE Offer] would exceed the value of the consideration which would be received in the [Buyout]." The Buyout Group has failed to confirm that its financing is available.

In fact, Philip Services acknowledged in a letter to the SK Board that as of February 7th, Philip was unable to fund its equity commitment. As noted in SK's own public filings, SK is not a party to the Philip equity commitment and may not have a claim against Philip in the event it breaches its commitment and in such event SK Parent "might not have sufficient funds to consummate the [Buyout]." Under the circumstances, we cannot understand why the SK board desperately clings to a proposal that delivers less value to shareholders and may well not be able to close in any event."

Mr. Winger continued,

"We have been extremely pleased by the warm reception we have received from SK shareholders and look forward to their continuing support. We are gratified that Institutional Shareholder Services, the leading independent proxy advisory firm, believes that the LLE Offer is superior to the Buyout and recommends a vote against the Buyout."

Laidlaw Environmental Services, Inc., headquartered in Columbia, South Carolina, supplies hazardous and industrial waste management services to industry and government across North America. The Company provides customers with local service from more than 100 locations in the United States and Canada.

SOURCE Laidlaw Environmental Services

CONTACT: Kenneth W. Winger, President and Chief Executive Officer, or Paul R. Humphreys, Senior Vice President, Finance and Chief Financial Officer, both of Laidlaw Environmental Services, 803-933-4210.